September 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Anuja Majmudara

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-3 (File No. 333-248518) of KNOT Offshore Partners LP (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on September 9, 2020, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please call the undersigned at +44 7496 170 620 or Catherine Gallagher at Baker Botts L.L.P. at (202) 639-7725 with any questions regarding this matter.

Very truly yours,

KNOT OFFSHORE PARTNERS LP

By:	/s/ Gary Chapman
Name:	Gary Chapman
Title:	Chief Executive Officer and Chief Financial Officer

SIGNATURE PAGE TO ACCELERATION REQUEST OF KNOT OFFSHORE PARTNERS LP